Exhibit 12.1

ANTERO RESOURCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

											Nine Months
											Ended
	Year Ended December 31,										September 30,
	2010		2011		2012		2013		2014		2015
Pre-tax income (loss) from continuing operations	$1,155		$456,485		$346,505		$162,023		$1,117,049		$1,281,609
Fixed charges	56,736		74,743		$97,877		$137,343		163,458		$173,167
Total adjusted earnings available for payment of fixed charges	$57,891		$531,228		$444,382		$299,366		$1,280,507		$1,454,776
Fixed charges
Interest expense, including amortization of debt related expenses	$56,463		$74,404		$97,510		$136,617		$160,051		$170,989
Rental expense representative of interest factor	$273		$339		$367		$726		3,407		$2,178
Total fixed charges	$56,736		$74,743		$97,877		$137,343		$163,458		$173,167
Ratio of earnings to fixed charges	1.02	X	7.11	X	4.54	X	2.18	X	7.83	X	8.40	X